UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement under Section 14(d)(4)

of the Securities Exchange Act of 1934

NuPathe Inc.

(Name of Subject Company)

NuPathe Inc.

(Names of Persons Filing Statement)

Common Stock, par value $0.001 per share

 (Title of Class of Securities)

67059M100

 (CUSIP Number of Class of Securities)

Michael F. Marino, Esq.

Senior Vice President, General Counsel and Secretary

NuPathe Inc.

7 Great Valley Parkway, Suite 300

Malvern, Pennsylvania 19355

(610) 232-0800

 (Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

 Michael N. Peterson, Esq.

Morgan, Lewis & Bockius LLP

1701 Market Street

Philadelphia, Pennsylvania 19103

(215) 963-5025

☒           Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing consists of the following documents relating to the proposed acquisition of NuPathe Inc. (the “Company”) by Train Merger Sub, Inc., a Delaware corporation (“Merger Sub”) and indirect, wholly owned subsidiary of Teva Pharmaceutical Industries Ltd., an Israeli corporation (“Parent”), pursuant to the terms of an Agreement and Plan of Merger (the “Merger Agreement”), dated January 17, 2014, by and among Parent, Merger Sub and the Company:

Exhibit A – Press Release issued by the Company, dated January 21, 2014.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

THE TENDER OFFER DESCRIBED IN THIS DOCUMENT HAS NOT YET COMMENCED. THIS ANNOUNCEMENT IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SHARES OF THE COMPANY.

At the time the offer is commenced, Parent will file a Tender Offer Statement on Schedule TO-T with the U.S. Securities and Exchange Commission (the “SEC”), and the Company will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer.

The Offer to Purchase, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all stockholders of the Company at no expense to them. The Tender Offer Statement and the Solicitation/Recommendation Statement will be made available for free at the Commission’s web site at www.sec.gov. Free copies of these materials and certain other offering documents will be made available by the information agent for the offer.

COMPANY STOCKHOLDERS AND OTHER INVESTORS ARE URGED TO READ THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER OFFER DOCUMENTS TO BE FILED BY PARENT WITH THE COMMISSION) AND THE SOLICITATION/RECOMMENDATION STATEMENT TO BE FILED BY THE COMPANY WITH THE COMMISSION. SUCH DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER.

Forward-Looking Statements

Statements incorporated by reference in this document include forward-looking statements that are based on management’s current expectations of future events. Also, statements including words such as “believes,” “expects,” “anticipates,” “intends,” “estimates,” “plan,” “will,” “may” or similar expressions are forward-looking statements. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results could vary materially from the Company’s expectations and projections. Risks and uncertainties include whether any of the net sales milestones for ZECUITY will be achieved; the satisfaction of closing conditions for the acquisition, including clearance under the applicable competition laws and receipt of certain other regulatory approvals for the transaction and the tender of a majority of the outstanding shares of common stock of the Company; and the possibility that the transaction will not be completed. A further list and description of these risks, uncertainties and other factors can be found in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012 as filed with the SEC on March 27, 2013 and its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2013, filed with the SEC on November 14, 2013. The Company does not undertake to update any forward-looking statements as a result of new information or future events or developments.

Exhibit A

NuPathe Terminates Agreement with Endo and Enters into Agreement to be Acquired by Teva

MALVERN, PA — January 21, 2014 — NuPathe Inc. (NASDAQ: PATH) today announced that it has terminated its agreement and plan of merger with Endo Health Solutions Inc. and its Board has withdrawn its recommendation that stockholders accept Endo’s offer to acquire all outstanding shares of NuPathe common stock.  NuPathe has also entered into an agreement and plan of merger with Teva Pharmaceutical Industries Ltd. (NYSE: TEVA) under which Teva will acquire NuPathe for $3.65 per share in cash.  In addition to the upfront cash payment, NuPathe stockholders will receive rights to receive additional cash payments of up to $3.15 per share if specified net sales of NuPathe’s migraine treatment, ZECUITY®, are achieved over time.

“Teva’s offer represents a premium of $0.80 per share (28%) over the upfront cash consideration offered by Endo, with equal contingent cash consideration,” stated Armando Anido, chief executive officer of NuPathe.  “As a recognized leader in the field of diseases of the central nervous system, we believe that Teva is well-positioned to maximize ZECUITY’S potential.”

Under the terms of the agreement, an affiliate of Teva will promptly commence a tender offer to acquire all outstanding shares of NuPathe’s common stock for $3.65 per share in cash and the right to receive contingent cash consideration payments of up to $3.15 per share if specified net sales thresholds for NuPathe’s ZECUITY are achieved.  The contingent cash consideration payments, which will not be publicly traded, are as follows:

•                                          $2.15 per share in cash payable upon net sales of ZECUITY of at least $100 million in any four consecutive calendar quarters, on or prior to the 60th day following the ninth anniversary of the date of the first commercial sale of ZECUITY; and

•                                          $1.00 per share in cash payable upon net sales of ZECUITY of at least $300 million in any four consecutive calendar quarters, on or prior to the 60th day following the ninth anniversary of the date of the first commercial sale of ZECUITY.

The affiliate of Teva that consummates the tender offer will enter into a separate Contingent Cash Consideration Agreement with American Stock Transfer & Trust Company. The stockholders of NuPathe will be third party beneficiaries under this agreement. Pursuant to the terms of the Contingent Cash Consideration Agreement, Teva will guarantee the obligations of its affiliate to make the payments.

Following the successful completion of the tender offer, Teva will acquire all remaining shares not tendered in the tender offer through a second-step merger at the same price and with the obligation to make the same contingent cash consideration payments as to stockholders tendering their shares in the tender offer. The tender offer and withdrawal rights are expected to expire at 12:00 midnight, New York City time on the 20th business day after the launch of the tender offer, unless extended in accordance with the merger agreement and the applicable rules and regulations of the U.S. Securities and Exchange Commission.

The consummation of the tender offer is subject to various conditions, including a minimum tender of a majority of outstanding NuPathe shares on a fully-diluted basis, the expiration or termination of any applicable waiting periods under applicable competition laws, and other customary conditions. The board of directors of NuPathe unanimously approved the transaction.

The transaction is expected to be completed in February 2014.

MTS Securities, LLC, an affiliate of MTS Health Partners, LP, is acting as financial advisor and rendered a fairness opinion to NuPathe, and Morgan, Lewis & Bockius LLP is acting as legal advisor to NuPathe.

About NuPathe

NuPathe Inc. is a specialty pharmaceutical company focused on innovative neuroscience solutions for diseases of the central nervous system including neurological and psychiatric disorders.

NuPathe Forward-Looking Statements

This press release contains information that includes forward-looking statements that are based on management’s current expectations of future events. Also, statements including words such as “believes,” “expects,” “anticipates,” “intends,” “estimates,” “plan,” “will,” “may” or similar expressions are forward-looking statements. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results could vary materially from NuPathe’s expectations and projections. Risks and uncertainties include whether any of the net sales milestones for ZECUITY will be achieved; the satisfaction of closing conditions for the acquisition, including clearance under the applicable competition laws and receipt of certain other regulatory approvals for the transaction and the tender of a majority of the outstanding shares of common stock of NuPathe; and the possibility that the transaction will not be completed. A further list and description of these risks, uncertainties and other factors can be found in NuPathe’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012 as filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 27, 2013 and its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2013, filed with the SEC on November 14, 2013. NuPathe does not undertake to update any forward-looking statements as a result of new information or future events or developments.

About the Tender Offer

THE TENDER OFFER DESCRIBED IN THIS DOCUMENT HAS NOT YET COMMENCED. THIS ANNOUNCEMENT IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SHARES OF NUPATHE.

At the time the offer is commenced, an affiliate of Teva will file a Tender Offer Statement on Schedule TO-T with the U.S. Securities and Exchange Commission(the “SEC”), and NuPathe will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer.

The Offer to Purchase, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all stockholders of NuPathe at no expense to them. The Tender Offer Statement and the Solicitation/Recommendation Statement will be made available for free at the SEC’s web site at www.sec.gov. Free copies of these materials and certain other offering documents will be made available by the information agent for the offer.

NUPATHE STOCKHOLDERS AND OTHER INVESTORS ARE URGED TO READ THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER OFFER DOCUMENTS TO BE FILED BY TEVA WITH THE SEC) AND THE SOLICITATION/RECOMMENDATION STATEMENT TO BE FILED BY NUPATHE WITH THE SEC.  SUCH DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER.

Additional Information and Where to Find It

In addition to the Solicitation/Recommendation Statement, NuPathe files annual, quarterly and special reports, proxy statements and other information with the U.S. Securities and Exchange Commission (the “SEC”). You may read and copy any reports, statements or other information filed by NuPathe at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549.

Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. NuPathe’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov.

Contact Information:

Westwicke Partners

John Woolford

(443) 213-0506

john.woolford@westwicke.com

Keith A. Goldan
Senior Vice President, Chief Financial Officer
NuPathe Inc.
(610) 232-0800

###